Exhibit 10.8

103 FOULK ROAD SUITE 218-G WILMINGTON, DE 19803 T 1.613.241.2828

WWW.SHOPIFY.COM
March 23, 2022
Jessica Rose Hertz
Dear Jessica,
On behalf of Shopify (USA) Inc. ("Shopify"), I am pleased to provide you with the following updated offer of employment. This letter is intended to replace any prior discussion and communications concerning Shopify's offer of employment, and once executed, supersedes your offer of employment dated October 5, 2021. Your original start date of November 22, 2021 will be recognized for the purposes of continuity of service.
The terms of your compensation package and some other key terms of employment are as follows:
Position: General Counsel
Reporting to: Harley Finkelstein, President
Duties: As General Counsel you will serve as the top legal leader, trusted advisor and business partner, and will be an essential contributor to scaling Shopify's business. You will be primarily responsible for ensuring that the company “does the right thing" both now and in the future, creating strategic and commercial advantage while maintaining high ethical standards, protecting and enhancing the company's long-term reputation, and enabling strategic and business decisions that comply fully with legal and regulatory obligations. Shopify is a growing and dynamic company and, as such, you will be expected to complete any other responsibilities assigned to you. All employees at Shopify are required to remain flexible in the types of work they are prepared to undertake. This offer assumes that type of flexibility.
Location: You will be required to work from a home workspace located in [***]. The home workspace should be a dedicated space furnished and equipped as appropriate for your job requirements. You are solely responsible for ensuring that the home workspace complies with all home or tenant insurance policies. You are also responsible for the costs associated with maintaining your home workspace, including utilities and any renovation costs.
You are not permitted to hold out your home office location as a Shopify place of business or to list it in any official communication. You understand that, from time to time, you may be required to attend Shopify's offices, or some other location as determined by Shopify, for training or meeting etc. Shopify must be given at least one (1) month's written notice of any change to your state of work, and, acting reasonably, must approve the change of location in writing.
Equipment: Shopify will provide the necessary equipment and hardware to you as a Shopify employee. Access to all equipment and hardware provided by Shopify is to be limited solely to you for the purpose of conducting Shopify business. Ownership of this equipment and hardware at all time remains with Shopify. Subject to the insurance provisions outlined above, any insurance required on equipment or hardware will be the responsibility of Shopify. In addition, Shopify may provide to you for the period of your employment any necessary Shopify-specific software, which shall only be used for Shopify work.
You are expected to treat the equipment with care while it is in your possession and you are responsible for any damage to the equipment beyond the wear and tear of normal usage, You are to notify Shopify of any malfunction or other issues with the equipment, and Shopify alone shall make arrangements for any necessary repairs. All equipment, hardware and software provided by Shopify to you must be returned upon termination of the employment relationship. If any computer equipment is not returned upon termination, Shopify reserves the right to recover such costs from any final payment that is owed to you.
Compensation: Shopify shall pay you a salary at the rate of $550,000 USD per year (the "Salary"), less applicable federal, state and local withholding taxes and other amounts that Shopify is required to withhold under applicable law. You shall be paid in accordance with Shopify's usual payroll practices. The designated work week is Monday - Friday, your regular payday will be the 15th and last day of each month, and you will be paid bi-monthly. Your position is considered exempt under applicable wage law.

Equity Grant: Any equity previously granted to you by Shopify Inc. will continue to vest in accordance with the applicable grant agreements as well as any applicable plans or policies which you acknowledge you have read and understand including in respect of the consequences of your employment terminating.
Employee Benefits: You will be entitled to participate in all employee benefit plans and programs to the same extent generally available to other employees in the United States, in accordance with the terms of those plans and programs. Presently, benefits include health, dental and vision insurance (with you paying a portion of the premiums), along with short-term disability, long-term disability, life insurance and AD&D. Optional, employee-paid benefits available at this time include pet insurance, flexible spending account optional life and AD&D. The terms of these benefits have been provided to you under separate cover. Shopify may amend or modify the benefits provided to you and other employees from time to time as it deems appropriate. Your eligibility to participate in employee benefits will be dictated by the terms of that benefit, as may be amended from time to time.
Hours of Work: We believe that different employees are more productive at different hours of the day and during different days of the week, but we do expect you to devote your time, skill and effort to Shopify on a full time basis (around 40 hours per week), In all cases, our focus is on employees acting responsibly and efficiently in a task-driven manner.
Vacation and Holidays: You will be entitled to three (3) weeks of vacation per calendar year to accrue and be used in accordance with company policy and applicable law. The terms of any applicable Shopify sick leave and vacation leave policies will be provided to you under separate cover. Shopify also recognizes certain public holidays in accordance with the law.
Working Outside of Shopify: We encourage entrepreneurship and side hustles at Shopify, but you are expected to abide by some non-negotiable rules if you will be doing work outside of your role at Shopify. You cannot be employed or engaged in a full-time capacity outside of Shopify. Further, you must not engage in any activity, paid or unpaid, including any secondary employment which violates the terms of (a) this letter, (b) your Intellectual Property Rights Agreement, or (c) the Policies (as defined below), including, without limitation, the Code of Conduct and the Working Outside of Shopify Policy, which by signing this letter, you agree that you have read and understand. That means, without limitation, you cannot do any side work that competes with Shopify, that uses your Shopify position, Shopify knowledge or Shopify’s resources for personal gain, that interferes with your work at Shopify in any way (including your ability to devote your time, skill and effort to Shopify on a full-time basis), or that would otherwise create a real or perceived conflict of interest. If you are currently involved with any other work or engagements you will need to modify these to ensure that you are, in compliance with the requirements described in this offer letter.
Nothing in this offer is intended to modify your obligations pursuant to the Intellectual Property Rights Agreement you signed on September 30, 2021, which remains in force and provides details of your obligations to Shopify with respect to confidentiality, intellectual property, and post-employment restrictions. As set forth in that document, the obligations provided in the Intellectual Property Rights Agreement will survive the termination of your employment, regardless of the reason for termination. This offer of employment is also contingent upon your ability to provide documentary evidence of your eligibility for employment in the United States in accordance with applicable law. When you are employed at Shopify, you are required, at all times, to comply with: (i) all applicable laws; and (ii) Shopify's rules, policies, systems and procedures, including Shopify's data protection and information security policies (collectively, "Policies") that are in force from time to time. Copies of current Policies have been provided to you. Shopify reserves the right to introduce new Policies and/or change the provisions of any of its Policies at any time.
You also represent that you are not a party to or bound by any confidentiality, non-competition, non-solicitation, employment, consulting or other agreement or restriction which could conflict with, or be violated by, the performance of your duties to Shopify.
By signing below, you consent to Shopify collecting, processing, using, transmitting or retaining any of your personal information that is reasonably necessary for the purposes of establishing, administering or furthering the employment relationship between you and Shopify. The Employee Privacy Policy is available upon request from the Talent team or within Shopify's Vault, and the candidate Privacy Notice is available at https://www.shopify.com/careers/candidate-privacy-notice.
Please understand that this letter and the Intellectual Property Rights Agreement are not meant to be a guarantee of employment. Your employment at Shopify will be "at will," which means the employment relationship may be terminated by you or by Shopify at any time, for any reason (or no reason at all), and with or without notice, but subject to the conditions and obligations set forth in this agreement.
In the event that you are terminated without “Cause” or you resign for "Good Reason" solely as a result of, and within twelve months after, a Change in Control, as that term is defined in Shopify's Long Term Incentive Plan and Stock Option Plan, Shopify will accelerate the vesting of your RSUs and Stock Options (if any) ("Acceleration"), provided, that to be eligible for Acceleration under this paragraph, you execute and become bound by a release in a form acceptable to Shopify which contains, among other terms, a full release of all claims against Shopify.
Notwithstanding the "at will" nature of your employment, Shopify agrees that in the event that Shopify terminates your employment without "Cause" or you resign for "Good Reason", Shopify will provide you with Severance Pay as defined below, provided that you execute and become bound by a release in a form acceptable to Shopify which contains, among other terms, a full release of all claims against Shopify.
If any of the payments or benefits provided or to be provided to you by Shopify or any successor ("Covered Payments") constitute “parachute payments" within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code") and would, but for this section of this agreement, be subject to the excise tax imposed under Section 4999 of the Code (or any successor provision thereto) or any similar tax imposed by state or local law or any, interest or penalties with respect to such taxes (collectively, the "Excise Tax"), then such Covered Payments will be reduced to the minimum extent necessary so that no portion of the Covered Payments will be subject to the Excise Tax, but only if (i) is greater than or equal to (ii), where (i) equals the reduced amount of Covered Payments minus the aggregate amount of federal, state and local income taxes on such reduced Covered Payments, and (ii) equals the unreduced amount of Covered Payments minus the sum of (A) the aggregate amount of federal, state and local income taxes on such Covered Payments, and (B) the amount of Excise Tax to which you would be subject in respect of such unreduced Covered Payments.
You agree that except as set out in herein, no further amounts will be payable to you in respect of the termination of your employment without Cause or resignation for Good Reason. You also agree that regardless of the length of your employment with Shopify, any change in your position or other terms of employment, this provision will continue to apply to you.

For the purposes of this letter, the following definitions apply:
•"Cause" will mean: (i) conduct by you constituting a material act of willful misconduct in connection with the performance of your duties or your violation of Shopify's policies: (ii) the commission by you of any felony or a misdemeanor involving moral turpitude, deceit, dishonesty or fraud, or any conduct by you that would reasonably be expected to result in material injury to Shopify if you were retained in your position; (iii) continued, willful and deliberate non-performance by you of your duties for the company; (iv) a breach by you of any of the provisions contained in any confidentiality, assignment. and/or protective covenants agreement you executed with Shopify; or (v) failure to cooperate with a bona fide internal investigation or an investigation by regulatory or law enforcement authorities, after being instructed by Shopify to cooperate, or the willful destruction or failure to preserve documents or other materials known to be relevant to such investigation or the willful inducement of others to fail to cooperate or to produce documents or other materials in connection with such investigations.
•"Good Reason" will mean the occurrence of any of the following actions undertaken by Shopify without your express, prior consent: (i) the material diminution in your responsibilities, authority and function; (ii) a material reduction in your Salary, provided, however, that Good Reason will not be deemed to have occurred in the event of a reduction in your Salary which is pursuant to a salary reduction program affecting the CEO and all or substantially all other senior management employees of the Shopify and that does not adversely affect you to a greater extent than other similarly situated employees; (iii) a material change in the geographic location at which you provide services to the company; or (iv) a material breach by Shopify of this offer letter or any contract between you and Shopify concerning the terms and conditions of employment. For "Good Reason” to exist, you must provide Shopify with written notice of the event giving rise to such claim for Good Reason within thirty (30) days after you learn of the occurrence of such event and Shopify has thirty (30) days which to rectify, address. and cure such concern. If Shopify cures such occurrence, the resignation will not be for Good Reason. If Shopify does not cure such occurrence, you must resign within thirty (30) days after the expiry of the cure period for the resignation to be for Good Reason.

•“Severance Pay" will mean twelve months of your Salary, plus one (1) additional week of pay of your Salary for each completed year of service (payable in a single lump sum 60 days after your “separation from service", within the meaning of section 409A of the Internal Revenue Code of 1986 as amended and the rules and. regulations issued thereunder); a lump sum payment equal to six (6) months of COBRA health benefit continuation premiums; and any vested benefits you may have under any employment benefit plan through the date of termination. All payments are less applicable withholdings and deductions.
Shopify may terminate your employment at any time without notice for Cause. If your employment is terminated for Cause, Shopify's sole obligation will be to pay you accrued Salary and vacation pay, if any, earned by you prior to the date of termination.
You covenant and agree that, upon any termination of this agreement and of your employment, howsoever caused, you shall forthwith tender your resignation from all offices and directorships then held by you with Shopify or any of our affiliates, such resignations to be effective upon the date of termination.
If the forgoing is acceptable to you, please sign and return the enclosed copy of this letter to me at your earliest convenience.
We look forward to your acceptance of this offer.
Yours truly,
Shopify (USA) Inc.
/s/ Seth Bressack, Director

EMPLOYEE AGREEMENT
By signing below, I agree to the terms and conditions set forth above. I further confirm that all information I have provided in the hiring process is true and accurate, and that I have not withheld any material information during the process.

/s/ Jessica Rose Hertz	4/1/2022
Jessica Rose Hertz	Date